Exhibit 3.34

AMENDED AND RESTATED

GENERAL PARTNERSHIP AGREEMENT

OF

SI HOLDINGS, G.P.

(a Delaware General Partnership)

THIS AMENDED AND RESTATED GENERAL PARTNERSHIP AGREEMENT of SI HOLDINGS, G.P. (the “Partnership”), a Delaware general partnership (this “Agreement”) is entered into between Seitel Solutions, Inc., a Delaware corporation, and Seitel Solutions, LLC, a Delaware limited liability company, effective as of July 2, 2004.

WHEREAS, a Statement of Partnership Existence of the Company (the “Statement of Partnership Existence”) was filed with the Secretary of State of the State of Delaware, on May 31, 2001, in accordance to Section 15-303 of the Delaware Revised Uniform Partnership Act, 6 Del. C §§ 15-101, et seq. (the “Act”), in order to form a Delaware general partnership under the Act.

WHEREAS, this Amended and Restated General Partnership Agreement, which restates and further amends the General Partnership Agreement as heretofore amended, is made and entered into pursuant to the order of the United States Bankruptcy Court for the District of Delaware in the case styled: In re: Seitel, Inc. et al. No. 03-12227 (PJW) and the Debtors’ Third Amended Joint Plan of Reorganization confirmed therein in connection with the reorganization of the Partnership under title 11 of the Bankruptcy Code and in accordance with the Delaware Revised Uniform Partnership Act.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the party hereto agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Specific Defined Terms. The following are definitions of certain terms capitalized and used throughout this Agreement:

“Act.” The Delaware Revised Uniform Partnership Act, as amended from time to time, and any successor to such act.

“Affiliate.” With respect to another Person, any Person which directly or indirectly (through one or more intermediaries) Controls, or is Controlled by, or is under common Control with, such Person.

“Agreement.” This General Partnership Agreement of the Partnership, as amended from time to time.

“Capital Account.” The capital account established and maintained for each Partner pursuant to Section 4.2.

“Capital Contribution.” With respect to each Partner, the assets, services or cash amounts that such Partner contributes to the Partnership pursuant to Section 4.1.

“Code.” The Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision of succeeding law).

“Control.” Means the ownership, directly or indirectly, of 50% or more of the capital stock or other equity interest of the controlled Person.

“Managing Partner.” Seitel Solutions, Inc.

“Partners.” Seitel Solutions, Inc., and Seitel Solutions, LLC.

“Partnership.” SI HOLDINGS, G.P., a general partnership formed pursuant to this Agreement and governed under the Act.

“Partnership Interest.” All ownership interest of a Partner in the capital profits, rights of management and other interests in the Partnership.

“Partnership Percentage Interest.” The respective Partners’ interests in the profits and losses of the Partnership as set out on Exhibit A hereto or as may be amended by written agreement of the Partners from time to time.

“Person.” Any individual or entity, including, without limitation, any corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government (or agency or political subdivision thereof).

Section 1.2 Other Defined Terms. Other terms may be defined elsewhere in the text of this Agreement and shall have the meanings indicated throughout this Agreement.

Section 1.3 Construction. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural.

Section 1.4 References. Unless otherwise specified, references in this Agreement to “Sections,” “Subsections,” or “Articles” refer to the sections, subsections or articles in this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 Formation of Partnership. The Partners hereby form a general partnership under the Act and elect to have the Partnership governed as a general partnership pursuant to the terms of the Act. The rights and liabilities of the Partnership and the Partners, except as expressly stated herein to the contrary, will be as provided in the Act.

Section 2.2 Certificates and Documents. The Managing Partner, acting on behalf of all Partners pursuant to the powers granted in Article VI, shall execute, file and publish all certificates, notices, statements or other instruments required by law for the formation or operation of a partnership in all jurisdictions where the Partnership may propose to do business.

Section 2.3 Partnership Name. The business of the Partnership will be conducted under the name “SI HOLDINGS, G.P.,” or such other name or names as the Managing Partner may determine.

Section 2.4 Term of Partnership. The term of the Partnership commenced on the effective date of this Agreement first set forth above and shall continue until the earlier of (i) 50-years from the date hereof or (ii) the winding up and liquidation of the Partnership and its business following an event of dissolution as described in Section 8.1 hereof.

Section 2.5 Business Office. The address of the principal place of business of the Partnership shall be 10811 S. Westview Circle Dr., Suite 100, Bldg. C, Houston, Texas 77043.

ARTICLE III

PURPOSES AND POWERS

Section 3.1 Purposes. The purpose for which the Partnership is organized is to transact any and all lawful business for which a partnership may be organized under the Act.

Section 3.2 General Powers. The Partnership shall have the power to enter into all transactions which, in the opinion of the Managing Partner, may be necessary or incidental to accomplish or implement the business or purposes of the Partnership as set forth in Section 3.1, in its own name or in the name of, or by or through, one or more agents, nominees or trustees, together with such other powers as may be authorized by this Agreement or permitted under the Act and which are necessary, incidental or customary to the accomplishment of the business of the Partnership.

ARTICLE IV

CAPITAL AND CONTRIBUTIONS

Section 4.1 Capital Contributions. To the extent the Managing Partner determines capital contributions would benefit the Partnership, the Managing Partner shall accept voluntary capital contributions from the other Partners, provided that such partners shall be given reasonable opportunity to contribute amounts pro rata with the Partner’s then-existing Partnership Percentage Interest.

Section 4.2 Capital Accounts. A separate Capital Account shall be established and maintained for each Partner in accordance with the rules of Treasury Regulation section 1.704-1(b)(2)(iv) and the following terms and conditions:

(a) Each Partner’s Capital Account shall be (i) increased by (A) the amount of cash or cash equivalents contributed by that Partner to the Partnership (B) the net agreed value of property contributed by that Partner to the Partnership (contributions contemplated by subparagraphs (A) and (B) shall be referred to as “Capital Contributions”), and (C) allocations to that Partner of Partnership income and gain (or items thereof), including, without limitation, income and gain exempt from tax and income and gain described in Treasury Regulation section 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treasury Regulation section 1.704-1(b)(4)(i); and (ii) shall be decreased by (A) the amount of cash or cash equivalents distributed to that Partner by the Partnership, (B) the net agreed value of property distributed to that Partner by the Partnership, and (C) allocations of Partnership losses and deductions (or items thereof), including losses and deductions described in Treasury Regulation section 1.704-1(b)(2)(iv)(g) (but excluding losses or deductions described in Treasury Regulation section 1.704-1(b)(4)(i) or (iii)),

(b) For purposes of computing the amount of any item of income, gain, loss or deduction to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided that:

(i) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) any interest that can neither be deducted nor amortized under section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 5.2.

(ii) Except as otherwise provided in Treasury Regulation section 1.704 1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under section 754 of the Code which may be made by the Partnership and, as to those items described in section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

(iii) Any income, gain or loss attributable to the disposition of any Partnership property shall be determined as if the adjusted basis of such property taxable as of such date of disposition were equal in amount to the Partnership’s carrying value with respect to such property as of such date.

(iv) In accordance with the requirements of section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any contributed property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership was equal to the agreed value of such property on the date it was acquired by the Partnership. Upon an adjustment pursuant to Section 4.4(c) to the carrying value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the carrying value of such property immediately following such adjustment and (B) using a rate of depreciation cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the Managing Partner may adopt.

(c) Consistent with the provisions of Treasury Regulation section 1.704 1 (b)(2)(iv)(f), on an issuance of additional partnership interests for cash or contributed property, the Capital Accounts of all Partners and the carrying value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Partnership property, as if such unrealized gain or unrealized loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 5.2.

In accordance with Treasury Regulation section 1.704-1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash or cash equivalents that are not in redemption or retirement of a partnership interest), the Capital Accounts of all Partners and the carrying value of each Partnership property shall be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Partnership property, as if such unrealized gain or unrealized loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value (which shall be determined by the Managing Partner using any valuation method it deems reasonable under the circumstances), and had been allocated to the Partners at such time, pursuant to Section 5.1.

ARTICLE V

ALLOCATIONS

Section 5.1 Profits. Profits for each fiscal quarter shall be allocated to the Partners’ Capital Accounts in proportion to their respective Partnership interests.

Section 5.2 Losses. If a loss is recorded for any fiscal quarter, such loss shall be allocated to the Partners’ Capital Accounts in proportion to their respective Partnership interests.

Section 5.3 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article V, if there is a net decrease in Partnership minimum gain during any Partnership fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Partner’s share of the net decrease in Partnership minimum gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-1(j)(2) of the Regulations. This Section 5.3(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-1(f) of the Regulations and shall be interpreted consistently therewith.

(b) Partner Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-1(i)(4) of the Regulations, notwithstanding any other provision of this Article V, if there is a net decrease in Partner nonrecourse debt minimum gain attributable to a Partner nonrecourse debt during any Partnership fiscal year, each Partner who has a share of the Partner nonrecourse debt minimum gain attributable to such Partner nonrecourse debt, determined in accordance with Section 1.7042(i)(5) of the Regulations, shall be specially allocated items of Partnership income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Partner’s share of the net decrease in Partner nonrecourse debt minimum gain attributable to such Partner nonrecourse debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 5.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions. Nonrecourse deductions for any fiscal year shall be specially allocated among the Partners in proportion to their Partnership interests.

(d) Partner Nonrecourse Deductions. Any Partner nonrecourse deductions for any fiscal year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner nonrecourse debt to which such Partner nonrecourse deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(e) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Sections 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Partner in complete liquidation of his interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in accordance with their interests in the Partnership in the event Regulations Section 1.704I (b)(2)(iv)(m)(2) applies, or to the Partners to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(f) Allocations Relating to Taxable Issuance of Partnership Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Partnership to a Partner (the “Issuance Items”) shall be allocated among the Partners so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Partner, shall be equal to the net amount that would have been allocated to each such Partner if the Issuance Items had not been realized.

Section 5.4 Curative Allocations. The allocations set forth in Sections 5.3(a), 5.3(b), 5.3(c), 5.3(d) and 5.3(e) hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Partners that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss or deduction pursuant to this Section 5_4. Therefore, notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Managing Partner shall make such offsetting special allocations of Partnership income, gain, loss, or deduction in whatever manner he determines appropriate so that, after such offsetting allocation are made, each Partner’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the Regulatory Allocations were not part of the Agreement and all Partnership items were allocated pursuant to Sections 5.1 and 5.2 hereof. In exercising his discretion under this Section 5.4, the Managing Partner shall take into account future Regulatory Allocations under Section 5.3(a) and 5.3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 5.3(c) and 5.3(d).

Section 5.5 Other Allocation Rules.

(a) The Partners are aware of the income tax consequences of the allocations made by this Article V and hereby agree to be bound by the provisions of this Article V in reporting their shares of Partnership income and loss for income tax purposes.

(b) For purposes of determining the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managing Partner using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Partners’ proportionate share of the “excess nonrecourse liabilities” of the Partnership, within the meaning of Regulations Section 1.752-3(a)(3), the Partners’ interests in Partnership profits are in proportion to their Partnership interests.

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Managing Partner shall endeavor not to treat distributions of net cash from operations or net cash from sales or refinancing as having been made from the proceeds of a nonrecourse liability or a Partner nonrecourse debt.

Section 5.6 Tax Allocations. Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial gross asset value.

In the event the gross asset value of any Partnership asset is adjusted pursuant to Section 4.2 hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its gross asset value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managing Partner in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account, in computing, any Partner’s Capital Account or share of profits, losses, other items, or distributions pursuant to any provisions of this Agreement.

Section 5.7 Withdrawal of Profits. If the Managing Partner determines that the capital or cash flow requirements of the Partnership prohibit the immediate distribution of quarterly profits, such profits will remain in the Partner Capital Accounts until later approval for distribution by the Managing Partner.

Section 5.8 Tax Allocations. Allocations pursuant to this Section 5.8 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of profits, losses, other items, or distributions pursuant to any provision of this Agreement.

Section 5.9 Computation and Determination. The Managing Partner may rely upon, and shall have no liability to the other Partners or the Partnership if it relies upon, the advice of the independent public accountants retained by the Partnership from time to time with respect to all matters relating to computations and determinations required to be made under this Article V.

Section 5.10 Partnership Books. The Partnership’s books will be maintained in the business office of the Partnership or in the office of its accountants and during reasonable business hours will be available for inspection by the Partners for a proper purpose.

Section 5.11 Tax Matters. The Partners designate the Managing Partner as the tax matters partner of the Partnership pursuant to Section 6231(a)(7) of the Code.

ARTICLE VI

RIGHTS, POWERS, RESTRICTIONS AND

INDEMNIFICATION OF THE MANAGING PARTNER

Section 6.1 Generally.

(a) Subject to the limitations of this Agreement and applicable law, the Managing Partner (i) will have full and complete authority and discretion to manage and control, and will make all decisions affecting, the business of the Partnership; (ii) will have full authority to effectuate the purposes of the Partnership and to take any action required or permitted by Article III of this Agreement; and (iii) will have full power to exercise all rights and powers generally inferred or conferred by the Act or by other law on a general partner of a general partnership.

(b) No Person dealing with the Partnership will be required to inquire into, or obtain consents or other documentation as to, the authority of the Managing Partner to take any action allowed by this Section 6.1 or otherwise by this Agreement or to exercise any such rights or powers.

Section 6.2 Specific Powers of the Managing Partner. The powers of the Managing Partner shall include, but shall not be limited to, the power to:

(a) form, organize, finance, invest in, manage and control corporations, limited partnerships, general partnerships, joint ventures and other entities to effect the purposes set forth in Article III;

(b) open, maintain, and close bank accounts, draw checks or other orders for the payment of monies, and cause to be established letters of credit at one or more financial institutions;

(c) negotiate, prepare, enter into or file any contract, agreement or instruments as the Managing Partner shall determine to be necessary or desirable to further the purposes of the Partnership;

(d) bring, defend and settle actions and proceedings at law or in equity and before any governmental, administrative or other regulatory agency, body or commission;

(e) make all filings, elections and other submissions or registration statements, schedules, forms, tax returns and other documents with any governmental, administrative or other regulatory agency, body or commission;

(f) make all elections, investigations, evaluations and decisions, binding the Partnership thereby, that may in the judgment of the Managing Partner be necessary or desirable for the acquisition, management or disposition of investments by the Partnership;

(g) make any tax elections allowable under the Code on behalf of the Partnership;

(h) act and incur expenses for and on behalf of the Partnership in all matters incidental to the foregoing and use Partnership revenues or borrowings to pay such expenses; and

(i) perform any other action that is incidental or reasonably related to the foregoing or the other purposes of the partnership.

Section 6.3 Limitation of Liability of the Managing Partner.

(a) Neither the Managing Partner, its Affiliates nor its agents shall be liable to any Person (including Persons who have acquired interests in the Partnership), whether as Partners, assignees or otherwise, for errors in judgment or for any acts or omissions that do not constitute gross negligence, willful misconduct or fraud.

(b) The Managing Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or indirectly or by or through its agents, and the Managing Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Managing Partner with due care.

Section 6.4 Indemnification of the Managing Partner. To the fullest extent permitted by law, the Partnership shall indemnify and hold harmless the Managing Partner and its agents, and any Person who is or was serving at the request of the Partnership acting through the Managing Partner as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (individually, as “Indemnitee”), as follows:

(a) In any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the Indemnitee was or is a party or is threatened to be made a party by reason of the fact that such Indemnitee is or was the Managing Partner or a Person serving at the request of the Partnership in another entity in a similar capacity, involving an alleged cause of action arising from the activities of the Managing Partner or such person under this Agreement or from the management of the affairs of the Partnership, or which relates to the Partnership, its property, business or affairs, the Partnership shall indemnify such Indemnitee against expenses, including attorneys’ fees, judgments, penalties, excise and similar taxes, fines, and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with the defense and/or settlement of such action, suit or proceeding, if (i) such Indemnitee was successful upon the merits, or otherwise, in defending any such action, suit or proceeding or (ii) such Indemnitee acted in good faith and in a manner reasonably believed by such Indemnitee to be (in the case of conduct in the person’s official capacity on behalf of the Partner) in, or (i.e. all other cases) not opposed to, the best interests of the Partnership, and provided that the Indemnitee’s conduct did not constitute gross negligence, willful misconduct or fraud and with respect to any criminal action or proceeding, the Indemnitee did not have reasonable cause to believe that his conduct was unlawful; provided further that if the Indemnitee is found liable to the Partnership or the other Partner or is found liable on the basis that the Indemnitee improperly received personal benefit, the indemnification (A) shall be limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding, and (B) shall not be made in relation to a proceeding in which the Indemnitee has been found liable for willful misconduct, gross negligence or fraud in the performance of such Person’s duty to the Partnership or the other Partner. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that an Indemnitee did not act in good faith and in a manner reasonably believed by such Indemnitee to be in, or not opposed to, the best interests of the Partnership. An Indemnitee is considered to have been found liable in relation to any claim, issue or matter only if the person has been adjudged liable by a court of competent jurisdiction and all appeals have been exhausted. The Partnership shall also provide such indemnification in any action, suit or proceeding by or in the right of the Partnership to procure a judgment in its favor, provided that if in such action, suit or proceeding the Indemnitee shall have been adjudged to be liable for gross negligence, willful misconduct or fraud, such indemnification shall be provided only if, and only to the extent that, the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnification for such expenses which such court shall deem proper.

(b) Expenses (including legal fees and expenses) incurred in defending any proceeding subject to subsection (a) of this Section 6.4, shall be paid by the Partnership in advance of the final disposition of such proceeding in accordance with the provisions of the Act and upon receipt of a written affirmation of the Indemnitee’s good faith belief that it has met the standard of conduct necessary for indemnification hereunder and an undertaking (which need not be secured) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by a court of competent jurisdiction or otherwise, that the Indemnitee is not entitled to be indemnified by the Partnership as authorized hereunder.

(c) The indemnification provided by this Section 6.4 shall be in addition to any other rights to which each Indemnitee may be entitled under any agreement between the Partners, as a matter of law or otherwise, both as to any act or action in the Indemnitee’s capacity as Managing Partner or as a Person serving at the request of the Partnership as set forth above and to any act or action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of the Indemnitee.

(d) The Partnership may purchase and maintain insurance on behalf of any one or more Indemnitee’s and other such Persons as the Managing Partner shall determine against any liability which may be asserted against or expense which may be incurred by such Person in connection with the Partnership’s activities, whether or not the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) The provisions of this Section 6.4 are for the benefit of the Indemnitee’s and their heirs, successors, assigns, administrators and personal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE VII

TRANSFER OF PARTNERSHIP INTERESTS

Section 7.1 Transfer; Withdrawal.

(a) The term “transfer,” when used in this Article with respect to a Partnership Percentage Interest, shall be deemed to refer to a transaction by which any Partner assigns all or any part of its Partnership interests to another Person, and includes a sale, assignment, gift, pledge, hypothecation, mortgage, exchange or any other disposition.

(b) No Partnership interests shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VII. Any transfer or purported transfer of any Interest not made in accordance with this Article VII shall be null and void ab initio.

(c) Except as otherwise expressly provided in this Agreement, no Partner shall be entitled to withdraw from the Partnership as partner or to withdraw any amount from its Capital Account.

Section 7.2 Restrictions on Transfers of Partnership interests.

(a) No Partner may transfer all or any portion of its Partnership interest, other than to an Affiliate of such Partner, without the consent of the other Partner, which consent may be granted or withheld in the sole discretion of the other Partner.

(b) Notwithstanding the other provisions of this Article VII, no transfer of the Partnership interests of any Partner shall be made if such transfer (i) would violate the then applicable federal and state securities laws or rules and regulations of the Securities and Exchange Commission, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) would result in the Partnership ceasing to be treated as a partnership for federal income tax purposes or (iii) would affect the Partnership’s existence (whether for purposes of federal or state income tax, including Section 708 of the Code, or under the Act) or qualification as a partnership under the Act.

Section 7.3 Substituted Partners. Any transferee of the Partnership interests of any Partner, or any portion thereof if not prohibited hereunder, shall become a substituted partner entitled to all the rights of a Partner, if, and only if

(a) such transfer has been effected in accordance with the terms of this Agreement and the transferor has granted the transferee such right;

(b) the transferor pays to the Partnership all costs and expenses incurred in connection with such substitution, including without limitation costs incurred in making any required filings; and

(c) the transferor executes and delivers such instruments, in form and substance satisfactory to the Managing Partner, as the Managing Partner may deem necessary or desirable to effect such substitution and to confirm the agreement of the transferee to be bound by all of the terms and provisions of this Agreement.

The Partnership and the Managing Partner shall be entitled to treat the Person whose name appears on the records of the Partnership as the absolute owner of a Partnership interests in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such record owner until such time as a written assignment of such Partnership interests has been received and accepted by the Managing Partner and recorded on the books of the Partnership. Unless a transferee becomes a substituted Partner, any transfer by the transferring Partner of the right to receive Partnership distributions shall not release such Partner from any obligations connected with the Partnership interests being transferred. The effective date of any transfer shall be the date on which all of the prerequisites to such transfer specified in this Section 7.3 have been satisfied; provided that for purposes of any required amendment by the Partnership of any filings made in any jurisdiction, the Managing Partner may refuse to recognize the effectiveness of a transfer until the end of the next successive monthly, quarterly, semi-annual or annual accounting period.

ARTICLE VIII

DISSOLUTION AND TERMINATION.

FINAL ACCOUNTING AND DISTRIBUTIONS

Section 8.1 Dissolution and Termination of the Partnership.

(a) Dissolution. The Partnership will immediately be dissolved upon the occurrence of any of the following:

(i)	the entry of a decree of judicial dissolution (as defined in the Act); or

(ii) the written consent of all Partners.

(b) Winding Up. In the event of dissolution of the Partnership, no further business shall be rendered in the Partnership name except the taking of action necessary for the winding up of the affairs of the Partnership and the distribution and liquidation of its assets. Maintenance and operation of property to effectuate or facilitate the orderly winding up or the liquidation of the Partnership’s affairs shall not be construed to involve a continuation of the Partnership.

Section 8.2 Final Accounting. Upon dissolution and termination of the Partnership, an accounting will be made of the accounts of the Partnership, of each Partner and of the Partnership’s assets, liabilities and operations from the date of the last previous accounting to the date of such dissolution.

Section 8.3 Distributions Following Dissolution and Termination.

(a) Liquidating Trustee. Upon the dissolution of the Partnership, the Managing Partner will act as liquidating trustee (the “Liquidating Trustee”) and proceed to terminate the business of the Partnership. The Liquidating Trustee will use its best efforts to sell all Partnership assets (except cash) in the exercise of its best judgment under the circumstances then presented, that it deems in the best interest of the Partners. The Liquidating Trustee will attempt to convert all assets of the Partnership to cash so long as it can do so consistently with prudent business practice. The Managing Partner, any Partner and their respective Affiliates will have the right to purchase any Partnership property to be sold on liquidation, provided that the terms on which such sale is made are no less favorable than would otherwise be available from third parties. The gains and losses from the sale of the Partnership assets, together with all other revenue, income, gain, deduction, expense, loss and credit during the period, will be allocated in accordance with Article V.

(b) Accounting. The Liquidating Trustee will then cause proper accounting to be made of the Capital Account of each Partner, allocating thereto the income, losses and other allocations since the last Partnership accounting, including recognition of gain or loss on any asset to be distributed in kind as if such asset had been sold for consideration equal to the fair market value of the asset at the time of the distribution.

(c) Liquidating Distributions. In settling accounts after dissolution of the Partnership, the assets of the Partnership shall be paid to creditors of the Partnership and to the Partners in the following order:

(i) to creditors of the Partnership (including Partners) in the order of priority as provided by law, and in connection therewith there shall be withheld such reasonable reserves for contingent and unforeseen liabilities as the Liquidating Trustee in its reasonable discretion deems adequate, such reserves (or balances thereof) to be held and distributed in such manner and at such times as the Liquidating Trustee, in its sole discretion, deems advisable; provided, however, that such amounts be maintained in a separate bank account and that any amounts in such bank account remaining after four (4) years be distributed to the Partners as if such amount had been available for distribution under Section 8.3(c)(ii) or (iii), as appropriate; then

(ii) to the Partners in the proportion to the amount of their Capital Account.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendments.

(a) Amendment by Managing Partner. The Managing Partner, without the consent of any other Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(i) a change in the name of the Partnership or the location of the principal place of business of the Partnership;

(ii) admission, substitution or termination of Partners in accordance with this Agreement;

(iii) a change that is necessary or advisable in the opinion of the Managing Partner so that the Partnership will not be treated as an association taxable as a corporation for federal income tax purposes;

(iv) a change (x) that is of an inconsequential nature and does not adversely affect the Partners in any material respect, or (y) that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency compliance with any of which the Managing Partner deems to be in the best interests of the Partnership and the Partners or (z) that is required or contemplated by this Agreement; or

(v) any other amendments similar to the foregoing.

(b) Other Amendments. Except as provided in Section 9.1(a), this Agreement cannot be amended without the agreement of both Partners; provided, however, that amendments to this Agreement shall be in writing and signed by the Partners.

Section 9.2 Notices. All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be deemed to have been duly given if in writing and delivered personally or received via first-class, postage prepaid, registered or certified mail, or by telecopier addressed as follows:

If to the Partnership or the Managing Partner:

Seitel Solutions, Inc.

10811 S. Westview Circle Dr.

Suite 100, Bldg. C

Houston, Texas 77043

Any Partner may change the address to which such communications are to be directed to it by giving notice to the other in the manner provided in this Section 9.2. All notices by telecopier shall be confirmed by the sender promptly after transmission in writing by mail or personal delivery.

Section 9.3 Law Governing. THIS AGREEMENT AND THE OBLIGATIONS OF THE PARTNERS, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CONFLICTS-OF-LAWS PROVISION THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

Section 9.4 Successors and Assigns. Subject to Article VII, this Agreement will be binding upon and inure to the benefit of the Partners and their respective legal representatives, heirs, successors and assigns.

Section 9.5 Entire Agreement and Waiver.

(a) This Agreement contains the entire understanding among the parties and supersedes any prior understanding or written or oral agreements among them, or any of them, respecting the subject matter contained herein.

(b) No waiver of any provisions hereof shall be effective unless contained in a writing signed by the Person to be bound thereby.

Section 9.6 Counterparts. This Agreement may be executed in multiple counterparts, each of which will be an original, but all of which will constitute one instrument.

Section 9.7 Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement or the application thereof to any Partner or circumstance is, for any reason and to any extent, invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected thereby, but rather will be enforced to the greatest extent permitted by law.

Section 9.8 Headings. The Article and Section titles used in this Agreement are solely for convenience and neither modify nor limit the provisions of this Agreement.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date and year first above written.

MANAGING PARTNER:

SEITEL SOLUTIONS, INC.,

a Delaware corporation

/s/ Kevin P. Callaghan

Kevin P. Callaghan, Director and President

PARTNER:

SEITEL SOLUTIONS, LLC,

a Delaware corporation

By its Sole Member:

SEITEL SOLUTIONS, INC.,

a Delaware corporation

/s/ Kevin P. Callaghan

Kevin P. Callaghan, Director and President

EXHIBIT A

Name and Address of Each Partner	Partnership Percentage Interest	Initial Capital Contribution

Seitel Solutions, Inc. 10811 S. Westview Circle Dr. Suite 100, Bldg. C Houston, Texas 77043	10%	$100.00

Seitel Solutions, LLC 10811 S. Westview Circle Dr. Suite 100, Bldg. C Houston, Texas 77043	90%	$900.00